Exhibit 99.1

Descartes Acquires Portrix Logistics Software
Strengthens Rate Management Capabilities on the Global Logistics Network

WATERLOO, Ontario, May 10, 2021 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired Portrix Logistics Software (Portrix), a leading provider of multimodal rate management solutions for logistics services providers (LSPs).

Headquartered in Germany, Portrix has been helping its customers, which include some of the world’s largest LSPs, streamline and automate complex global shipping rate management processes for more than 10 years. The company’s core product, Global Price Management (GPM), is used by customers to enable global shipment routing, pricing, rating and capacity allocation management. Portrix’s solutions integrate with key systems that need fast, accurate, and complete shipping and pricing options, including CRM, transportation management, and customer-facing online booking platforms, such as Descartes Kontainers.

“Automated rate management tools are critical for LSPs looking to digitize the customer experience,” said Henning Voss, co-founder of Portrix and now VP Product Management, Rate Management Solutions at Descartes. “As the momentum for digitization accelerates, the demand for our solutions continues to grow. In particular, we’ve seen an increase in demand for an integrated Descartes Kontainers-Portrix solution, making the decision to combine with Descartes a logical next step for the business and our customers. We’re looking forward to taking our existing partnership with Descartes to the next level.”

“The logistics industry is really seeing the benefits that digitization and automation can deliver,” said Edward J. Ryan, Descartes’ CEO. “LSPs that don’t increase their investments in this part of their business risk struggling with higher costs to serve and an inferior customer experience. Our investment in Portrix, combined with our recent investments in Kontainers and QuestaWeb, allows us to offer a truly differentiated end-to-end product for LSPs looking to digitize their operations with a pre-integrated solution. Our best-of-breed rate management and online booking tools can also help customers looking to enhance their operations while preserving investments in their existing back-office systems.”

Portrix is headquartered in Hamburg, Germany. Descartes acquired Portrix for approximately EUR 22 million ($US 26.7 million), satisfied from cash on hand.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada

Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

Global Investor Contact
Laurie McCauley
+1-519-746-6114 x202358
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of Portrix and its solution offerings; the potential to provide customers with rate management solutions; the potential to combine Portrix’s solution offerings with other products and services of Descartes’; the level of demand for an integrated solution;  other potential benefits derived from the acquisition and Portrix’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the Portrix business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com